6/8/12



12060143

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68186

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ________ MM/DD/YY AND ENDING 12-31-11 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Princeridge Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____, as of ____________________, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Audit • Tax • Advisory
Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Managers
The PrinceRidge Group LLC

We have audited the accompanying statement of financial condition of The PrinceRidge Group LLC (the Company), a wholly owned subsidiary of PrinceRidge Holdings LP, as of December 31, 2011, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the PrinceRidge Group, LLC, as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania
February 28, 2012

THE PRINCERIDGE GROUP LLC
(A Wholly-Owned Limited Liability Company of
PrinceRidge Holdings LP)

Statement of Financial Condition

December 31, 2011

Assets		
Cash and cash equivalents	$	2,548,240
Financial instruments owned, at fair value		75,109,786
Securities purchased under agreements to resell		33,511,530
Receivables from brokers, dealers, and clearing organizations		33,883,705
Interest income receivable		1,388,365
Investment banking fees receivable (net of allowances of $25,000)		168,329
Prepaid expense		250,156
Other assets		195,976
Total assets	$	147,056,087
Liabilities and Member's Equity		
Financial instruments sold, not yet purchased, at fair value	$	86,496,262
Securities sold under agreements to repurchase		33,290,595
Due to Parent		3,138,334
Accrued compensation		2,595,179
Interest expense payable		1,494,461
Accrued expenses and other liabilities		976,362
Total liabilities		127,991,193
Total member's equity		19,064,894
Total liabilities and member's equity	$	147,056,087

See accompanying notes to financial statements.

THE PRINCERIDGE GROUP LLC
(A Wholly-Owned Limited Liability Company of
PrinceRidge Holdings LP)

Statement of Operations

Year ended December 31, 2011

Revenues:		
Principal transactions, net	$	20,129,593
Investment banking fees		4,830,383
Other		20,253
Total revenues		24,980,229
Expenses:		
Compensation and benefits		19,865,747
Communications and technology		2,761,380
Brokerage, clearing and exchange fees		1,596,989
Occupancy and equipment		1,591,857
Professional fees		911,890
Regulatory fees		492,696
Business development		488,342
Other		874,166
Total expenses		28,583,067
Net loss	$	(3,602,838)

See accompanying notes to financial statements.

THE PRINCERIDGE GROUP LLC
(A Wholly-Owned Limited Liability Company of
PrinceRidge Holdings LP)

Statement of Changes in Member's Equity

Year ended December 31, 2011

		Total member's equity
Balance at December 31, 2010	$	11,917,732
Capital contributions from member		10,750,000
Net loss		(3,602,838)
Balance at December 31, 2011	$	19,064,894

See accompanying notes to financial statements.

THE PRINCERIDGE GROUP LLC
(A Wholly-Owned Limited Liability Company of
PrinceRidge Holdings LP)

Statement of Cash Flows

Year ended December 31, 2011

Cash flows from operating activities:		
Net loss	$	(3,602,838)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Financial instruments owned, at fair value		(55,108,694)
Securities purchased under agreements to resell		(33,511,530)
Receivables from brokers, dealers, and clearing organizations		(25,966,982)
Interest income receivable		(1,137,984)
Investment banking fees receivable		(17,828)
Prepaid expense		15,596
Other assets		212,195
Increase (decrease) in operating liabilities:		
Financial instruments sold, not yet purchased, at fair value		72,767,110
Securities sold under agreements to repurchase		33,290,595
Due to Parent		2,016,103
Accrued compensation		(185,253)
Interest expense payable		1,306,917
Accrued expenses and other liabilities		235,059
Net cash used in operating activities		(9,687,534)
Cash flows from financing activities:		
Capital contributions from member		10,750,000
Net cash provided by financing activities		10,750,000
Net increase in cash and cash equivalents		1,062,466
Cash and cash equivalents, December 31, 2010		1,485,774
Cash and cash equivalents, December 31, 2011	$	2,548,240

See accompanying notes to financial statements.

Organization

The PrinceRidge Group LLC (the Company) is a wholly-owned limited liability company of PrinceRidge Holdings LP (the Parent). The Parent is a majority owned subsidiary of IFMI, LLC (the Operating LLC), which is a majority owned subsidiary of Institutional Financial Markets, Inc. (IFMI). The Company was formed on December 5, 2008 under the Delaware Limited Liability Company Act and both the Company and the Parent subsequently changed their names on June 29, 2009 from VinsonForbes & Co. LLC and VinsonForbes Group LP, respectively. On June 18, 2009, the Company became a member of the Financial Industry Regulatory Authority (FINRA) and received approval to operate as a broker-dealer registered with the Securities and Exchange Commission (SEC). Additionally, the Company is a member of the Securities Investor Protection Corporation (SIPC).

As a registered broker-dealer, the Company commenced operations on July 1, 2009 and operates an institutional broker-dealer and investment banking business. The Company's customers are predominately institutional investors including brokers and dealers, commercial banks, asset managers, hedge funds and other financial institutions. The Company has a clearing agreement with Pershing LLC whereby all securities transactions are cleared on a fully disclosed basis. The Company clears all reverse repurchase and repurchase agreements with Newedge USA LLC. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph k(2)(ii) of that rule.

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

In the normal course of business, the Company's operations may include transactions conducted with affiliated entities. Such transactions are governed by service agreements between the Company and its affiliates.

In addition to specific operating expenses incurred by the Company and charged directly to operations, certain management, accounting, and other costs are incurred in common for the Parent and its affiliates. The Company is allocated a share of these costs, proportionately based on methodologies for each type of expense. In the normal course of business, the Company may provide services to the Parent and its affiliates, the costs for which are allocated to such affiliates and are reflected in the accompanying statement of operations. Management believes the allocation methods used are reasonable and appropriate in the circumstances.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company defines cash equivalents as short-term interest earning deposits with original maturities of three months or less that are not held for sale in the ordinary course of business. The Company maintains deposits in federally insured financial institutions in excess of federally insured (FDIC) limits and in institutions in which deposits are not insured. However, management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institution in which those deposits are held.

(d) Revenue Recognition

Principal Transactions, net

The Company earns revenue from (i) securities transactions executed as agent or riskless principal and (ii) related net trading gains and losses from market making activities to facilitate customer orders. These activities and associated revenue are recorded on a trade date basis. Financial instruments owned and financial instruments sold, not yet purchased, are recorded on a trade-date basis at fair value with realized and unrealized gains and losses reflected in principal transactions, net in the accompanying statement of operations.

Investment Banking Fees

The Company earns fees for providing strategic advisory services in mergers and acquisitions and other transactions which are predominately comprised of fees based on the successful completion of a transaction, and from capital markets transactions which are comprised of underwriting securities' offerings and arranging private placements, including both debt and equity offerings.

Advisory fees, net of deal related expenses, are recorded when earned, the fees are determinable and collection is reasonably assured. Nonrefundable upfront fees are deferred and recognized as revenue ratably over the expected period in which the related services are rendered. Upon successful completion of a transaction or termination of an engagement, the recognition of up front revenue would be accelerated.

Capital markets revenue arise from securities offerings and private placements in which the Company acted as a placement agent or underwriter. Private placement revenue is recorded when the underlying transaction is completed under the terms of the relevant agreement, typically on the closing date of the transaction. Underwriting revenue, which includes management fees, selling concessions and underwriting fees, net of related syndicate expenses, is recorded on a trade-date basis.

(e) Fair Value of Financial Instruments

The Company accounts for financial instruments that are being measured and reported on a fair value basis in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*. ASC 820 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. ASC 820 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an ordinary transaction between current market participants at the measurement date".

FASB ASC 820 outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered "level 1" measurements) and the lowest priority to unobservable inputs (which are considered "level 3" measurements). The three levels of the fair value hierarchy under FASB ASC 820 are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, whether directly or indirectly;

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing methods. Among the factors considered by the Company in determining the fair value of financial instruments for which there is no current quoted market prices are credit spreads, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, assessing the underlying investments, market-based information, such as comparable company transactions, performance multiples and changes in market outlook as well as other measurements. Financial instruments owned and financial instruments sold, not yet purchased are stated at fair value, with related changes in unrealized appreciation or depreciation reflected in principal transactions, net in the accompanying statement of operations. See note 2 of the Notes to the Financial Statements for additional discussion of ASC 820.

(f) Securities Purchased and Sold Under Agreements to Resell and Repurchase

Securities purchased under agreements to resell (Reverse Repurchase Agreements) and securities sold under agreements to repurchase (Repurchase Agreements) are accounted for as collateralized financing transactions and are carried at contract value plus accrued interest. It is the policy of the Company to obtain possession of the collateral with market values equal to or in excess of the principal amount loaned under Reverse Repurchase Agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate. In certain cases a repurchase agreement and a reverse repurchase agreement may be entered into with the same counterparty. If certain requirements are met, the offsetting provisions included in FASB ASC 210, Balance Sheet (FASB ASC 210), allow (but do not require) the reporting entity to net the asset and liability on the balance sheet. It is the Company's policy to present the assets and liabilities on a gross basis even if the conditions described in offsetting provisions included in FASB ASC 210 are met

As of December 31, 2011, the Company has the right to sell or repledge all of the securities it has received under Reverse Repurchase Agreements. These repledged securities have been used in the normal course of business.

As of December 31, 2011, the Company has received securities with market values of $35,779,499 under Reverse Repurchase Agreements and pledged securities with market values of $35,153,329 under Repurchase

Agreements. The Company's counterparties to its Repurchase Agreements have the right by contract to sell or repledge the Company's pledged securities.

As part of the Company's matched-booked trading activities the Company can enter into futures transactions to manage its interest rate risk. As of December 31, 2011, the Company had no futures transactions outstanding.

(g) Receivables and Payables from Brokers, Dealers, and Clearing Organizations

Receivables include deposits and free credit balances with the Company's clearing broker, proceeds from securities sold, including financial instruments sold not yet purchased, other amounts receivable from counterparty brokers or dealers, and payables to clearing broker include margin loans. Proceeds related to financial instruments sold, not yet purchased may be restricted until the securities are purchased.

(h) Derivative Financial Instruments

FASB ASC 815, *Derivatives and Hedging* (FASB ASC 815), provides for optional hedge accounting. When a derivative is deemed to be a cash flow hedge and certain documentation and effectiveness testing requirements are met, reporting entities are allowed to record all or a portion of the change in the fair value of a designated hedge as an adjustment to other comprehensive income (OCI) rather than as a gain or loss in the statements of operations. To date, the Company has not designated any derivatives as hedges under the provisions included in FASB ASC 815.

Derivative financial instruments are recorded at fair value in the statement of financial condition and are included within financial instruments owned, at fair value, and financial instruments sold, not yet purchased.

The Company may, from time to time, enter into derivatives to manage its risk exposures arising from the Company's facilitation of mortgage-backed trading. Derivatives entered into by the Company, from time to time, may include purchase and sale agreements of "to-be-announced" securities (TBAs). TBAs are forward mortgage-backed securities whose collateral remain "to be announced" until just prior to the trade settlement. TBAs are accounted for as derivatives under FASB ASC 815 when either of the following conditions exists: (i) when settlement of the TBA trade is not expected to occur at the next regular settlement date (which is typically the next month) or (ii) a mechanism exists to settle the contract on a net basis. Otherwise, TBAs are recorded as a standard security trade. The settlement of these transactions is not expected to have a material effect on the Company's financial statements.

Derivatives involve varying degrees of off-balance sheet risk, whereby changes in the level or volatility of interest rates or market values of the underlying financial instruments may result in changes in the value of a particular financial instrument in excess of its carrying amount. Realized and unrealized gains and losses are recognized in principal transactions, net in the Company's statement of operations on a trade date basis. During the year ended December 31, 2011, the Company did not enter into any derivative transactions.

(i) Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates. Gains and losses resulting from translation to U.S. dollar equivalents are included in the statement of operations as part of principal transactions, net.

(j) Interest Income and Interest Expense

The Company recognizes contractual interest on financial instruments owned at fair value and financial instruments sold, not yet purchased on an accrual basis as a component of principal transactions, net. Interest income receivable is comprised of purchased interest and accrued interest income on financial investments

owned. Interest expense payable is comprised of sold interest and accrued interest expense on financial instruments sold, not yet purchased.

(k) Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes under FASB Accounting Standards Codification (ASC) 740, *Income Taxes*. The Company's income becomes taxable to the respective partners of the Parent. However, certain aspects of the Company's business are subject to local taxes such as the New York City unincorporated business tax (UBT) and certain state taxes.

(l) Recent Accounting Standards

In May 2011, the FASB issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* (ASU 2011-04), which amends FASB Accounting Standards Codification (ASC) 820, *Fair Value Measurements*. The amended guidance changes the wording used to describe many requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Additional disclosure requirements include transfers between Levels 1 and 2; and for Level 3 fair value measurements, a description of the Company's valuation processes and additional information about unobservable inputs impacting Level 3 measurements. Additionally, the amendments clarify the FASB's intent about the application of existing fair value measurement requirements. The amendments result in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. The guidance provided in ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and is applied prospectively. The Company's adoption of the provisions of ASU 2011-04 effective January 1, 2012 did not have a material effect on the Company's financial position and results of operations.

In June 2011, the FASB issued ASU No. 2011-05, *Comprehensive Income (Topic 220), Presentation of Comprehensive Income,* (ASU 2011-05) which requires companies to present the components of net income and other comprehensive income either as one continuous statement or as two consecutive statements. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in member's equity. The standard does not change the items that must be reported in other comprehensive income, how such items are measured or when they must be reclassified to net income. ASU 2011-05 is effective for interim and annual periods beginning after December 15, 2011. In December 2011, the FASB issued ASU No. 2011-12, *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05* (ASU 2011-12). ASU 2011-12 defers the requirement that companies present reclassification adjustments and the effect of those reclassification adjustments for each component of accumulated other comprehensive income in both net income and other comprehensive income on the face of the financial statements. The effective dates for ASU 2011-12 are consistent with the effective dates for ASU 2011-05. Since ASU 2011-05 and ASU 2011-12 impact presentation only, the Company's adoption of the new guidance did not have an effect on the Company's financial condition, results of operations or cash flows.

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): *Disclosures about Offsetting Assets and Liabilities* (ASU 2011-11), which requires companies to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on a company's financial position. The amendments require enhanced disclosures by requiring improved information about financial statements and derivative instruments that are either (i) offset in

accordance with current literature or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with current literature. ASU 2011-11 is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013, and interim periods within those annual periods. The disclosures required by ASU 2011-11 will be applied retrospectively for all comparative periods presented. The Company is currently evaluating the impact of ASU 2011-11 on its disclosures about offsetting assets and liabilities.

(2) Financial Instruments

The following table sets forth by level within the fair value hierarchy the Company's "financial instruments owned, at fair value," and "financial instruments sold, but not yet purchased, at fair value" as of December 31, 2011. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Level 1	Level 2	Level 3	Total
Assets:				
Financial instruments owned, at fair value:				
Equities	$ 24,860	$ —	$ —	$ 24,860
Preferred	779,425	—	—	779,425
REITs	—	1,063,239	—	1,063,239
Corporate Debt	—	60,282,567	—	60,282,567
US Treasury Securities	8,423,719	—	—	8,423,719
Foreign Government securities	—	66,530	—	66,530
Municipal securities	—	4,469,446	—	4,469,446
Total financial instruments owned	$ 9,228,004	$ 65,881,782	$ —	$ 75,109,786
Liabilities:				
Financial instruments sold, but not yet purchased at fair value:				
Preferred	$ 1,084,475	$ —	$ —	$ 1,084,475
REITs	—	131,885	—	131,885
Corporate Debt	—	81,825,322	—	81,825,322
US Government securities	3,296,168	—	—	3,296,168
Foreign Government securities	—	158,412	—	158,412
Total liabilities at fair value	$ 4,380,643	$ 82,115,619	$ —	$ 86,496,262

There have not been any significant transfers between level 1 and level 2 of the fair value hierarchy during the year ended December 31, 2011.

The following provides a brief description of the types of financial instruments the Company holds, the methodology for estimating fair value, and the level within the hierarchy of the estimate.

U.S. Treasury Securities: U.S. Treasury securities include U.S. Treasury bonds and notes and the fair values of the U.S. Treasury securities are based on quoted prices in active markets. Valuation adjustments are not applied. The Company classifies the fair value of these securities within Level 1 of the valuation hierarchy.

Corporate Debt, Redeemable Preferred Stock, REITs and Foreign Government Securities: The Company uses recently executed transactions, or third party quotations from independent pricing services to arrive at the fair value of its investments in corporate debt, redeemable preferred stock and foreign government securities. These valuations are based on a market approach. The Company generally classifies the fair value of these bonds within Level 2 of the valuation hierarchy. In instances, where the fair values of the securities are based on quoted prices in active markets (for example with redeemable preferred stock), the Company classifies the fair value of these securities within Level 1 of the valuation hierarchy.

Municipal Bonds: Municipal bonds which include obligations of U.S. states, municipalities and political subdivisions primarily include bonds or notes issued by U.S. municipalities. The Company generally values these securities using third party quotations such as market price quotations from third party pricing services. The Company generally classifies the fair value of these bonds within Level 2 of the valuation hierarchy. The valuations are based on a market approach.

Equities: The fair value of equities that represent investments in publicly traded companies (common or preferred shares, options, warrants, and other equity investments) are determined using the closing price of the security as of the reporting date. These are securities which are traded on a recognized liquid exchange. This is considered a Level 1 value in the hierarchy. In some cases, the Company owns options or warrants in publicly traded companies when the option or warrant itself is not publicly traded. In those cases, the Company uses an internal valuation model and classifies the investment within Level 3 of the valuation hierarchy. The non-exchange traded equity options and warrants are measured using the Black-Scholes model with key inputs impacting the valuation including the underlying security price, implied volatility, dividend yield, interest rate curve, strike price and maturity date.

Financial Instruments Sold, Not Yet Purchased: The securities are valued using quoted active market prices of the securities sold and are generally categorized within Level 1 or 2 of the valuation hierarchy depending on the type of investment sold. For a discussion of the valuation methodology used for U.S. Treasury securities, refer to "U.S. Treasury Securities." For a discussion of the valuation methodology for corporate debt, redeemable preferred stock, REITs and foreign government securities, refer to "Corporate Debt, Redeemable Preferred Stock, REITs and Foreign Government Securities."

(3) Receivables from Brokers, Dealers, and Clearing Organizations

Securities transactions are recorded on a trade date basis. The receivable and payable amounts related to unsettled securities transactions are recorded on a net basis in the Receivables from brokers, dealers, and clearing organizations in the accompanying statement of financial condition. Receivables from clearing broker consist of the following:

Clearing deposit	$	750,000
Free credit balances, net		27,806,829
Other		46,026
Trade date receivable		5,280,850
Total receivables from clearing broker	$	33,883,705

(4) Interest Income Receivable and Interest Expense Payable

Interest income receivable is comprised of purchased interest and interest income receivable on financial instruments owned, at fair value. Interest expense payable is comprised of sold interest and interest payable on financial instruments sold, but not yet purchased, at fair value.

(5) Investment Banking Fees Receivable

Represents amounts receivable from investment banking and advisory engagements less an allowance for doubtful accounts of $25,000.

(6) Prepaid Expense

Prepaid expense is comprised of prepaid registration costs, prepaid insurance, prepaid FINRA charges, and prepaid dues and subscriptions.

(7) Accrued Compensation

Accrued compensation consists of salary and incentive payments incurred by the Company for services provided by the Company's employees.

(8) Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of expenses incurred and other payable amounts of a routine nature.

(9) Related-Party Transactions and Due to Parent

The Company has entered into a service agreement with the Parent under which the Company receives certain personnel, infrastructure and administrative support, including office space, technology, systems, equipment and other services. The Company reimburses the Parent for such services based upon either specific identification or the parties' estimate of relative use of the costs incurred. At December 31, 2011, the Company had $3,138,334 payable to the Parent related to these services, which is included in due to Parent in the accompanying statement of financial condition. The Parent has made capital contributions to the Company of $10,750,000 for the year ended December 31, 2011.

From time to time, the Operating LLC and IFMI has permitted the Parent to issue equity interests of the Operating LLC or IFMI to employees of the Parent's subsidiaries. Accordingly, from time to time, the Parent has issued equity interests of the Operating LLC and IFMI to employees of the Company. In addition, the Parent has issued its own equity interests to employees of the Company. The share based compensation expense related to these grants is allocated by the Parent to the Company. For 2011, the Company incurred expense of $780,417 which is included as a component of compensation and benefits in the Company's statement of operations.

(10) Commitments and Contingencies

Commitments

In connection with underwriting activities, the Company may enter into firm commitments for the purchase of securities in return for a fee. These commitments may require the Company to purchase securities at a specified price. Securities underwriting exposes the Company to market and credit risk primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at anticipated price levels. At December 31, 2011, the Company had no open underwriting commitments.

Contingencies

The Company has been named as a defendant in various legal actions and other litigation arising in connection with the conduct of its business activities.

In accordance with ASC 450-20 (Loss Contingencies), the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict what the eventual loss or range of loss related to such matters will be. Subject to the foregoing, the Company continues to assess these cases and believes, based on information available to it, that the resolution of these matters will not have a material adverse effect on the financial condition of the Company.

(11) Financial Instruments with Off-Balance Sheet Risk, Credit Risk or Market Risk

The Company clears securities transactions on behalf of customers through its clearing broker. Substantially all of the Company's transactions are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, mutual funds, hedge funds and other financial institutions. In connection with these activities, unsettled customer trades may expose the Company to off-balance sheet credit risk in the event its customers are unable to fulfill their contractual obligations.

The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with its clearing broker. The clearing broker is also a significant source of short-term financing for the Company, which is collateralized by cash and securities owned by the Company and held by the clearing broker. The Company's financial instruments may be pledged by the clearing broker.

In connection with its trading activities, the Company has sold securities that it does not own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at fair value for the related securities and will record a trading loss if the market value of the securities increases subsequent to the date of the financial statements.

(12) Income Taxes

The Company is subject to UBT and has provided for income taxes based on a statutory rate of 4.00%. For the year ended December 31, 2011, the Company recorded a deferred tax asset of $342,744 related to its net operating loss, which can be carried forward for UBT tax purposes. At December 31, 2011, management has provided for a full valuation allowance for the deferred tax asset.

(13) Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 (Net Capital Rule) which requires the maintenance of minimum net capital as defined. The Company has elected to use the alternative method, permitted by the Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2011, the Company had net capital of $4,605,841 which was $4,355,841 in excess of its required net capital of $250,000.

(14) Subsequent Events

The Company has evaluated subsequent events for the period from December 31, 2011 through February 28, 2012, the date which the accompanying financial statements were issued.

On February 8, 2012, FINRA approved the merger between the Company and Cohen and Company Capital Markets, LLC (Cohen), a wholly-owned subsidiary of the Parent. On February 17, 2012, the Parent effected the merger between the Company and Cohen, merging Cohen's operations into the Company.